

Mail Stop 3561

February 16, 2018

Via E-mail
Glenn E. Martin
President
WEED, Inc.
4920 N. Post Trail
Tucson, AZ 85750

> **Re: WEED, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 1, 2018**
> **File No. 333-219922**

Dear Mr. Martin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 1, 2017 letter.

Description of Business

New York Property, page 21

1. Please revise to update the status of the purchase of the property located in Westfield, New York from DiPaolo. We note that the purchase price is to be paid on or before the scheduled closing date of February 1, 2018.

Executive Compensation, page 38

2. Please revise your compensation disclosure to address the compensation for the fiscal year ended December 31, 2017. See Item 402 of Regulation S-K.

Exhibits

3. We note your response to comment 10 that "the company does not have a form of warrant certificate and does not utilize warrant certificates for its outstanding warrants". Please tell us what method the company uses to represent warrants to the holders of the outstanding warrants. We may have further comment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Craig V. Butler, Esq.